SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 6
                                     TO
                               SCHEDULE 14D-1

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            GLEASON CORPORATION
                     (Name of Subject Company (Issuer))

                       TORQUE ACQUISITION CO., L.L.C.
                                  (Bidder)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                 377339106
                   (CUSIP Number of Class of Securities)

                            GLEASON CORPORATION
                        ATTN: EDWARD J. PELTA, ESQ.
                              VICE PRESIDENT,
                       GENERAL COUNSEL AND SECRETARY
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  COPY TO:
                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                         CALCULATION OF FILING FEE:


     Transaction Valuation**                       Amount of Filing Fee
-----------------------------------------------------------------------------
           $193,509,856                                  $38,702
-----------------------------------------------------------------------------

** Estimated for purposes of calculating the amount of the filing fee only.
   The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:    $38,702            Filing party: Torque Acquisition
                                                              Co., L.L.C.
Form or registration no.:  Schedule 14D-1     Date filed:   December 15, 1999



                       (Continued on following pages)


               This Amendment No. 6 to the Tender Offer Statement on
Schedule 14D-1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on December 15, 1999 (the "Schedule 14D-1") by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P., relating to the joint tender offer by Acquisition Company and Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. Acquisition Company hereby amends and supplements the Schedule 14D-1 as follows:

ITEM 10.       ADDITIONAL INFORMATION.

               On January 26, 2000, Murray Devine & Co., Inc. ("Murray Devine"), valuation consultants, presented their valuation opinion of the Company to the Board of Directors of the Company to the effect that, before giving effect to the Offer and the Merger and the transactions contemplated thereby, the aggregate value of the Company's net assets, at fair value and present saleable value, would exceed (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business, by an amount at least equal to the funds required to effect the Offer and the Merger and the transactions contemplated thereby, plus the par value of the stated capital of the Company. A copy of the Murray Devine opinion is attached hereto as Exhibit
(g)(11) and is incorporated herein by reference.

               On January 28, 2000, Acquisition Company and the Company announced that they are extending the Offer until 12:00 midnight, New York City time, on Thursday, February 10, 2000. The Offer had originally been scheduled to expire at midnight on January 27, 2000. The terms of the extended Offer are the same as the original Offer as set forth in the
Schedule 14D-1 filed with the Securities and Exchange Commission on December 15, 1999.

               According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of midnight on January 27, 2000, 5,186,109 Shares (including 160,620 Shares tendered pursuant to notices of guaranteed delivery), or approximately 64.4% of the public Shares available to be tendered, have been validly tendered and not withdrawn pursuant to the Offer. A copy of the press release release is attached hereto as Exhibit
(g)(12) and is incorporated herein by reference.

ITEM 11.       MATERIALS TO BE FILED AS EXHIBITS.

               Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

(g)(11)       Opinion from Murray, Devine & Co., Inc., dated January 26, 2000.
(g)(12)       Press release, dated January 28, 2000.


                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000

                                               TORQUE ACQUISITION CO., L.L.C.


                                               By: /s/ SANDER M. LEVY
                                                   -------------------
                                                   Name:  Sander M. Levy
                                                   Title: President



                               EXHIBIT INDEX


  Exhibits   Description
  --------   -----------

(g) (11)     Opinion from Murray, Devine & Co., Inc., dated January 26, 2000.
(g) (12)     Press release, dated January 28, 2000.